Exhibit 12.1

AMSCAN HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31, 2011, 2010, 2009, 2008 and 2007

(Dollars in thousands)

	Years Ended December 31,
	2007		2008		2009		2010		2011
Earnings:
Income before income taxes	$32,953		$63,821		$100,424		$82,378		$122,151
Add: fixed charges	91,462		98,661		87,320		89,401		133,912

Earnings as adjusted:	$124,415		$162,482		$187,744		$171,779		$256,063

Computation of Fixed Charges:
Interest, expensed and capitalized	$54,900		$51,171		$41,725		$41,399		$77,981
Interest portion of rent expense	36,562		47,490		45,595		48,002		55,930

Total Fixed Charges	$91,462		$98,661		$87,320		$89,401		$133,911

Ratio of earnings to fixed charges	1.4	x	1.6	x	2.2	x	1.9	x	1.9	x